Exhibit 99.2

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Gammon Gold Inc.
1701 Hollis Street
Suite 400
Halifax, Nova Scotia, B3J 3M8

Item 2

Date of Material Change

 May 13, 2009

Item 3

News Release

The press release attached as Schedule A was released over Canada NewsWire on May 13, 2009.

Item 4

Summary of Material Change

Gammon Gold Reports First Quarter Financial Results

Item 5

Full Description of Material Change

Sixth Consecutive Quarter of Positive Cash Flow from Operations, and Announces New Discoveries with Highlights on Exploration Drill Results at Ocampo

(Halifax, NS) Gammon Gold Inc. (“Gammon Gold”) (TSX:GAM and NYSE:GRS) announces the first quarter unaudited financial results for the three months ended March 31, 2009. All figures reported are in U.S. dollars unless otherwise indicated.

  Ocampo mill processing rate averages over 3,100 tonnes per day for the last 3 weeks of April
  High grades over significant widths, including 15 metres at 6.14 g/t gold eq. in the Picacho open pit
  Drilling in the North East underground returning very high grades, including 4.5 metres at 18.91 g/t gold eq.

Summarized Financial and Operational Results:
(in thousands, except ounces, per share amounts, average realized prices and total cash costs)

	Quarter Ended
	March 31, 2009	March 31, 2008
Gold ounces sold	34,599	31,455
Silver ounces sold	1,274,496	1,248,594
Gold equivalent ounces sold(1)	52,207	55,099
Gold equivalency rate	72	53
Gold ounces produced	36,829	33,099
Silver ounces produced	1,351,300	1,310,971
Gold equivalent ounces produced(1)	55,480	57,946
Revenue from mining operations	$47,349	$51,368
Production costs, excluding amortization and depletion	$21,898	$26,697
Net earnings	$2,625	$8,489
Net earnings per share	$0.02	$0.07
Net earnings per share, diluted	$0.02	$0.07
Cash flows from operations	$19,031	$14,555
Net free cash flow(2)	$3,917	$1,592
Total cash at bank	$24,686	$7,373
Total cash costs per gold equivalent ounce(2)	$430	$491
Total cash costs per gold ounce(2)	$184	$158
Average realized gold price per ounce	$903	$928
Average realized silver price per ounce	$12.63	$17.69
Gold equivalent ounces sold (55:1)(3)	57,772	54,157
Gold equivalent ounces produced (55:1)(3)	61,398	56,935
Total cash costs per gold equivalent ounce (55:1)(3)	$389	$500
(1)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent, based on the ratio of the actual realized sales prices of the commodities.
(2)	See the Non-GAAP Measures section on page 18 of the associated Management’s Discussion and Analysis.
(3)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent, based on the Company’s long-term gold equivalency ratio of 55:1.

Financial and Operational Highlights

During the first quarter of 2009 the Company produced 36,829 ounces of gold and 1,351,300 ounces of silver, an increase of 11% and 3% in gold and silver production respectively over the same period in 2008, or 55,480 gold equivalent ounces, a 4% decrease over the same period in 2008. The decrease is solely the result of the unfavourable gold-to-silver ratio of 72:1 experienced in the quarter as compared to 53:1 for the same period in 2008. Using the Company’s long-term gold equivalency rate of 55:1, gold equivalent production in the quarter would have been 61,398 gold equivalent ounces as compared to 56,935 gold equivalent ounces for the same period in 2008, a 8% improvement

Cash costs for the first quarter decreased by 12% to $430 per gold equivalent ounce, as compared to $491 per gold equivalent ounce for the same period in 2008. Using the Company’s long-term gold equivalency rate of 55:1, cash costs per gold equivalent ounce in the quarter were $389, as compared to $500 per gold equivalent ounce in the first quarter of 2008, a 22% improvement over Q1 2008.

Despite the unfavorable gold-to-silver ratio experienced in the latter part of 2008 and into the first quarter of 2009, Ocampo has reported cash costs of below $400 per gold equivalent ounce for the last two consecutive quarters, which is significantly below the current industry average

Using the Company’s long-term gold equivalence rate of 55:1, cash costs at Ocampo were $359 per gold equivalent ounce and $470 per gold equivalent ounce at El Cubo an improvement of 23% and 16% respectively

Revenue for the first quarter decreased to $47.3 million as compared to $51.4 million for the same period in 2008. Although gold and silver production increased by 11% and 3% respectively over the same period in 2008, revenues in the quarter were negatively impacted by lower metal prices achieved in the quarter, particularly for silver, which decreased by 29% over the same period in 2008

Net earnings for the first quarter were $2.6 million, or $0.02 per share, as compared to $8.5 million, or $0.07 per share, for the same period in 2008. Net income for the quarter was negatively impacted largely by non-cash performance-based compensation charges, one time transactional costs associated with the technical and legal due diligence associated with acquisitions and reduced foreign exchange gains as compared to the same period in 2008

Operating cash flow for the first quarter increased by 31% to $19 million as compared to $14.5 million for the same period in 2008

The Company ended the quarter with cash on hand of $24.7 million, a $21.4 million increase since December 31, 2008. The improvement in the Company’s cash flow performance together with the Company’s existing working capital position, should be more than sufficient to fund the Company’s anticipated working capital requirements, growth plans and debt repayments in 2009.

As a result of the Company’s improved cash flow profile, the net debt position at the end of the first quarter decreased by $15.7 million to $19.5 million as compared to $35.2 at December 31, 2008

Net free cash flow for the quarter was $3.9 million, a $2.3 million, or 146%, increase as compared to net free cash flow of $1.6 million for the same period in 2008. Operating cash flow funded over $15 million in exploration and sustaining and expansionary capital costs.

Effective March 23, 2009 the Company was included in the S&P/TSX Global Gold Index

In early March 2009, the Phase II Ocampo mill expansion was fully commissioned, which increased processing capacity to between 2,800-3,000 tonnes per day. The ramp-up period was very successful and since April 8, 2009, the mill is consistently achieving over 3,100 tonnes per day, above the high end of the targeted capacity range. The Phase III expansion of the Ocampo mill remains on target for commissioning early in the third quarter. Engineering for the expansion has been completed and the gravity circuit equipment associated with the final mill expansion has recently been commissioned. Once complete, the Phase III expansion will almost triple mill throughput capacity over the average daily tonnages achieved in 2007

As of May 1, the Company completed 34,000 metres of drilling at Ocampo as part of the 2009 drilling program

“As targeted, quarterly production was in line with the Q3, 2008 period despite the scheduled downtime of milling operations that was required to accelerate the commissioning of the Phase II mill expansion at Ocampo. I am particularly pleased to see that since April 8, the mill has been consistently processing over 3,100 tonnes per day, which is above design specification levels for this phase of the mill expansion program” stated René Marion, Chief Executive Officer of Gammon Gold. He continued, “Company-wide cash costs continue to approach the lower quartile of the world industry cost curve with Ocampo reporting sub-$400 cash costs for the second consecutive quarter even at the adverse gold to silver ratio of 72:1. This performance continues to strengthen the Company’s financial foundation such that for the sixth consecutive quarter, Gammon is reporting positive cash flow from operations, which strongly underpins our ongoing strategy to operate as an internally funded business model.”

Ocampo Exploration Highlights

A total of 23,284 metres of exploration drilling was completed at Ocampo during the quarter. This included 13,668 metres in the open pits and 9,616 metres of underground diamond drilling. In addition, 2,158 metres of exploration and ore development has been completed during the same period. Currently seven drills are on site, including 3 underground diamond drills, 2 surface diamond drills and 2 reverse circulatory surface drills. To date, the Company has completed 34,000 metres of drilling at Ocampo as part of the 2009 drilling program

The underground drilling was successful in defining new mineralization on the Animas, Balvanera, Briseida, Jesus Maria, Rosario, San Fernando, and San Juan veins, mostly down-dip below the 1547 Level

The drilling in the open pits resulted in better definition of mill-feed ores in the Picacho Pit and discovered mill-feed grade mineralization in one hole below the planned pit

The first exploration drill hole in 2009 on the Altagracia Target (east-southeast extension of the Ocampo Picacho open pit) returned 16.5 metres at 6.52 grams per tonne gold and 59.1 grams per tonne silver for 7.60 grams per tonne gold equivalent, including 9.0 metres at 11.32 grams per tonne gold and 90.7 grams per tonne silver for 12.97 grams per tonne gold equivalent, less than 40 metres below surface

The Company has completed surface mapping that defined significant extensions to the northeast underground vein system and in many cases extended the known structures substantially beyond the known workings. The Maria, Jesus Maria, San Amado, Leona, Sta. Ana, San Miguel, Rosario, Sta. Juliana, Aventurero, and Belen veins now all have mapped extensions well past the existing underground workings

Highlighted Drill Results

Open Pit Targets

								GOLD
								EQUIVALENT
HOLE	VEIN	FROM	TO	LENGTH	ELEVATION	GOLD (G/T)	SILVER (G/T)	(G/T)(55:1)
OG-531	PICACHO	82.5	93.0	10.5	1,830.0	2.02	135	4.47
OG-534	PICACHO	97.5	121.5	24.0	1,778.1	0.91	92	2.58
OG-541	PICACHO	67.5	82.5	15.0	1,840.2	2.72	188	6.14
OG-548	PICACHO	76.5	79.5	3.0	1,824.2	1.32	81	2.79
OG-563	ADULARIA	243.0	246.0	3.0	1,585.0	2.45	245	6.90
OG-563	PICACHO	247.5	255.0	7.5	1,579.0	1.31	73	2.64

Note: This exploration information has been reviewed by Qualified Person, Mr. Ramon Luna. All sample analyses were performed by Chemex Laboratories, based in Vancouver, British Columbia, or in the Ocampo mine lab, using standard fire assay procedures. Hole OG-563 results are outside the current pit limits. True widths have not been calculated.

Underground Targets

						GOLD	SILVER	GOLD EQUIVALENT
HOLE	VEIN	FROM	TO	LENGTH	ELEVATION	(G/T)	(G/T)	(G/T)(55:1)
OU-462	ANIMAS	54.0	57.0	3.0	1,525.1	3.88	624	15.22
OU-462	ANIMAS	62.0	66.0	4.0	1,519.0	2.34	60	3.43
OU-462	ANIMAS	58.0	60.0	2.0	1,522.9	1.42	103	3.29
OU-455	BALVANERA	87.0	89.0	2.0	1,497.7	1.09	148	3.78
OU-470	BALVANERA	48.0	52.0	4.0	1,540.0	3.06	108	5.02
OU-470A	BALVANERA	43.0	62.0	19.0	1,540.2	2.25	121	4.45
OU-448	JESUS MARIA	120.0	124.5	4.5	1,595.5	6.38	690	18.91
OU-470	ROSARIO	49.0	52.0	3.0	1,438.5	3.80	142	6.37
OU-446	SAN FERNANDO	60.0	61.0	1.0	1,566.6	7.00	555	17.08
OU-472	SAN JUAN	114.9	117.0	2.1	1,468.5	3.16	223	7.21

Note: This exploration information has been reviewed by Qualified Person, Mr. Ramon Luna. All sample analyses were performed by Chemex Laboratories, based in Vancouver, British Columbia, or in the Ocampo mine lab, using standard fire assay procedures. Hole OU-448 in Jesus Maria is considered an extension of a known vein, but is considered a new discovery as this hole lies outside of resources. True widths have not been calculated.

New Targets

						GOLD	SILVER	GOLD EQUIVALENT
HOLE	VEIN	FROM	TO	LENGTH	ELEVATION	(G/T)	(G/T)	(G/T)(55:1)
OG-596	ALTAGRACIA	88.5	95.5	7.0	1,793.5	1.79	35	2.43
OG-597	ALTAGRACIA	71.0	72.1	1.1	1,829.9	0.20	33	0.80
OG-597	ALTAGRACIA	142.0	151.0	9.0	1,772.0	11.32	91	12.97
OG-598	ALTAGRACIA	127.0	132.0	5.0	1,786.0	1.17	28	1.68
OG-599	ALTAGRACIA	146.5	148.0	1.5	1,755.0	0.56	5	0.65
OG-599	ALTAGRACIA	151.0	153.0	2.0	1,753.5	0.38	9	0.54
OG-599	ALTAGRACIA	189.5	205.0	15.5	1,720.0	0.36	5	0.45
OG-600	ALTAGRACIA	103.0	104.0	1.0	1,788.0	0.23	41	0.97

Note: This exploration information has been reviewed by Qualified Person, Mr. Ramon Luna. All sample analyses were performed by Chemex Laboratories, based in Vancouver, British Columbia, or in the Ocampo mine lab, using standard fire assay procedures. Altagracia is a new discovery. True widths have not been calculated.

“The Company has significantly increased its exploration activities at Ocampo with very encouraging results thus far on all fronts. Not only do we see high grades over significant widths both in the Picacho open pit and the North East underground drilling programs, but we are seeing very high grade ore in the deepest level on the San Juan Vein as we develop along ore. We have also discovered the new southeast extension of the Picacho pit, the Jesus Maria and the Altagracia target, which appears to be the South Eastern estension of the open pit trend.” stated Peter Drobeck, Senior Vice President of Exploration and Business Development. He continued, “Surface mapping has essentially doubled the known strike length of veins in the northeast underground area and we continue to define significant high-grade mineralization in and below the Picacho Open Pit. With only a small portion of the over 12,000 hectare Ocampo land package explored, the potential to add to our Ocampo reserve and resource base is excellent and we intend to provide a status update late in the third quarter of 2009.”

Conference Call & Webcast:

A webcast and conference call will be held on Wednesday, May 13, 2009 starting at 10:00 am Eastern Time (11:00 am Atlantic Time). Senior management will be on hand to discuss the results.

Conference Call Access:
Toll Free: 1-800-590-1817

When the Operator answers please ask to be placed into the Gammon Gold First Quarter 2009 Results Conference Call.

Live Webcast:

The event will be broadcast live on the internet via webcast. To access the webcast please follow the link provided below:

http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=2627460

Archive Call Access:

If you are unable to attend the conference call, a replay will be available until midnight, Friday, May 22, 2009 by dialing the appropriate number below:

  Local Toronto Participants: 1-416-640-1917 Passcode: 21304051#

  North America Toll Free: 1-877-289-8525 Passcode: 21304051#

  Outside North America: 1-416-640-1917 Passcode: 21304051#

Archive Webcast:
The webcast will be archived for 365 days by following the link provided below:
http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=2627460 or via the Company’s website at www.gammongold.com.

About Gammon Gold

Gammon Gold Inc. is a Nova Scotia based mid-tier gold and silver producer with properties in Mexico. The Company’s flagship Ocampo Project in Chihuahua State achieved commercial production in January 2007. Gammon Gold also operates its El Cubo operation in Guanajuato State and has the promising development Guadalupe y Calvo property in Chihuahua State. The Company remains 100% unhedged on gold and silver prices.

For further information please visit the Gammon Gold website at www.gammongold.com or contact:

Scott Perry	Anne Day
Chief Financial Officer	Director of Investor Relations
Gammon Gold Inc.	Gammon Gold Inc.
902-468-0614	902-468-0614

Cautionary Statement

Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as “measured,” “indicated,” and “inferred” “resources,” that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in Gammon Gold’s Annual Report on Form 40-F (File No. 001-31739), which may be secured from Gammon Gold, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Certain statements included herein, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words ‘‘believe’’, ‘‘expect’’, ‘‘anticipate’’, ‘‘contemplate’’, ‘‘target’’, ‘‘plan’’, ‘‘intends’’, ‘‘continue’’, ‘‘budget’’, ‘‘estimate’’, “forecast”, ‘‘may’’, ‘‘will’’, ‘‘schedule’’ and similar expressions identify forward- looking statements. Forward-looking statements include, among other things, statements regarding targets, estimates and assumptions in respect of gold and silver production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades, recovery rates, future financial or operating performance, margins, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of construction, costs and timing of future exploration and reclamation expenses including, anticipated 2009 results, any decrease in cash costs for Q4 2008 and full year 2008 resulting from a reversal of the mark-to-market valuation adjustment made in Q3 2008, our ability to fully fund our business model internally, 2009 gold and silver production and the cash and operating costs associated thereafter, the ability to achieve productivity and operational efficiencies, the ability to complete the Phase II mill expansion, the connection to the grid power, further reduction in the open pit stripping ratio and the timing of each thereof. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among others, known and unknown uncertainties and risks relating to additional funding requirements, reserve and resource estimates, commodity prices, hedging activities, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs, restrictions in the Company’s loan facility, dependence on key employees, possible variations of ore grade or recovery rates, failure of plant, equipment or process to operate as anticipated, accidents and labour disputes. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

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Item 6

Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

René Marion
Chief Executive Officer
Gammon Gold Inc.
Tel: 902-468-0614

Item 9

Date of Report

May 13, 2009